SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)

Templeton China World Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88018X102

(CUSIP Number)

COPY TO:

Michael Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☒.

SCHEDULE 13D

CUSIP No. 88108X102	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

14.	TYPE OF REPORTING PERSON EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Templeton China World Fund, Inc.

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Templeton China World Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

Item 2.    Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.    Purpose of Transaction.

This Schedule 13D filing is occasioned by Harvard’s disposition of shares of Common Stock of the Fund as described in Item 5 below.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein or in previous filings by Harvard on Schedule 13D, with the effect of changing or influencing the control of the Fund.

Except as described in previous filings by Harvard on Schedule 13D, Harvard does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.

(a), (b)    Harvard is the beneficial owner of 0 shares of Common Stock (0.0% of the outstanding shares of Common Stock).

(c)    Since its most recent filing on Schedule 13D, Harvard sold shares of Common Stock of the Fund in open market transactions on the NYSE.

On August 8, 2003, the Fund consummated a reorganization pursuant to which it changed the domicile and legal form of the investment company from a Maryland corporation to a Delaware statutory trust and converted the investment company from a closed-end management investment company into an open-end management investment company, Templeton China World Fund. In connection with the transaction, Harvard received Advisor Class shares of Templeton China World Fund, the open-end management investment company, in exchange for all of its shares of Templeton China World Fund, Inc.

The transaction dates, number of shares disposed of and sale prices per share, if applicable, since Harvard’s most recent filing on Schedule 13D are set forth on Exhibit B hereto.

(d)    Not applicable.

(e)    August 8, 2003.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Except as described in previous filings by Harvard on Schedule 13D, Item 6 is not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B — Information concerning Harvard’s transactions for the period of July 30, 2003 to August 8, 2003.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ MICHAEL S. PRADKO
Name: Michael S. Pradko Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy

A	Information Concerning the President, Fellows and executive officers of Harvard	7

B	Information Concerning Harvard’s Transactions for the period of July 30, 2003 to August 8, 2003.	8

EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position
Lawrence H. Summers	President

D. Ronald Daniel	Treasurer

Marc Goodheart	Secretary

Hanna H. Gray	Fellow

Conrad K. Harper	Fellow

James R. Houghton	Fellow

Robert E. Rubin	Fellow

Robert D. Reischauer	Fellow

EXHIBIT B

Harvard’s Transactions for July 30, 2003 – August 8, 2003

Date of Transaction	Shares of Common Stock Bought	Shares of Common Stock Sold	Price Per Share
July 30, 2003		14,900	$13.8189
July 31, 2003		19,300	$13.98
August 1, 2003		21,300	$14.15
August 4, 2003		20,300	$14.25
August 5, 2003		9,100	$14.238
August 6,2003		8,100	$13.9549
August 7, 2003		17,600	$13.7971
August 8, 2003		45,800	$13.7522
August 8, 2003		3,898,700	N/A